MORGAN STANLEY PACIFIC GROWTH FUND INC.

522 Fifth Avenue

New York, NY 10036

February 26, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:                             Morgan Stanley Pacific Growth Fund Inc.

                                                (File Nos. 33-35541 and 811-6121)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Pacific Growth Fund Inc. (the “Fund”) filed with the Securities and Exchange Commission on December 20, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 25 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 26, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.         In the section entitled “Principal Investment Strategies,” it lists the countries in which the Fund may invest.  If any of these countries are considered to be emerging market countries, please include the relevant disclosure.

Response 2.  Emerging markets disclosure appears in the sections of the prospectus entitled “Principal Investment Strategies” and “Principal Risks.”

Comment 3.         In the section entitled “Principal Investment Strategies,” it states that “[t]he Fund, however, may invest more than 25% of its net assets in Japan, Hong Kong, Malaysia, South Korea and/or Taiwan.”  Please supplementally disclose whether the Fund is currently investing more than 25% of its net assets in any of these countries.

Response 3.    At the end of the Fund’s last fiscal year, October 31, 2007, the Fund invested 38.3% of its net assets in Japan.  The Fund did not invest more than 25% of its net assets in any other country.

Comment 4.         In the section entitled “Principal Investment Strategies,” it states that “[t]he Fund may also use derivative instruments as discussed below.  These derivative instruments will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.” Confirm whether the Fund could have 80% of its assets invested in derivatives and that there is adequate disclosure.

Response 4.    While it is possible for the Fund to be invested up to 80% in derivatives, the Investment Adviser’s compliance and risk departments monitor the Fund’s investments in derivatives pursuant to limits imposed by the Fund’s board and/or internally by the Investment Adviser.  Should it be determined that, due to increased use of these instruments or new risks identified, additional disclosure is warranted, the Fund’s prospectus and/or SAI, as applicable, will be updated either by a supplement or a revised prospectus/SAI to include the necessary disclosure.

Comment 5.         In the “Fees and Expenses” section of the Prospectus, include disclosure relating to the Fund’s investments in other investment companies, as required by Item 3(f) of Form N-1A.

Response 5.    We confirm that the Fund’s investments in other investment companies does not require the disclosure referred to in Item 3(f).

Comment 6.         Consider adding disclosure regarding junk convertible securities, to the extent the Fund invests in these securities.

Response 6.    The relevant disclosure appears in the section of the prospectus titled “Additional Risk Information.”

Comment 7.         Consider adding disclosure regarding synthetic convertible securities, to the extent the Fund invests in these securities.

Response 7.  The Fund does not invest in synthetic convertible securities.

Comment 8.         Please consider clarifying your current disclosure relating to frequent purchases and redemptions of Fund shares, specifically your disclosure in respect of trades that occur through omnibus accounts at intermediaries, so that it complies with Item 6(e) of Form N-1A and Release No. IC-27504.

Response 8.  We respectfully acknowledge the comment; however, we believe that the current disclosure in the Prospectus complies with Item 6(e) of Form N-1A and Release No. IC-27504.  The disclosure in the sections titled “Frequent Purchases and Redemptions of Fund

Shares” and “How to Sell Shares—Redemption Fee” describes in detail the Fund’s policies and procedures to discourage and deter frequent purchases and redemptions of Fund shares, including its policies and procedures with respect to trades that occur through omnibus accounts at intermediaries, and the assurances, agreements and information that these intermediaries are required to provide to the Fund in enforcing the Fund’s policies and procedures.  In addition, the disclosure in the section titled “How to Sell Shares—Redemption Fee” discusses the implementation of a redemption fee to protect the Fund’s shareholders from the effects of short-term trading and the potential limitations of the redemption fee on transactions that occur through omnibus accounts at financial intermediaries.

COMMENTS TO THE SAI

Comment 9.         Non-Fundamental Policy #3 states: “The Fund will not invest its assets in the securities of any investment company except as may be permitted by (i) the Investment Company Act, as amended from time to time; (ii) the rules and regulations promulgated by the SEC under the Investment Company Act, as amended from time to time; or (iii) an exemption or other relief applicable to the Fund from the provisions of the Investment Company Act, as amended from time to time.” Please confirm that this policy is consistent with the other disclosure regarding investments in investment companies in the Prospectus and the Statement of Additional Information.

Response 9.  The Investment Company Act generally prohibits an investment company from acquiring more than 3% of the outstanding voting shares of an investment company and limits such investments to no more than 5% of a portfolio’s total assets in any one investment company, and no more than 10% in any combination of investment companies.  Disclosure contained in the Prospectus section titled “Additional Investment Strategy Information” and the Statement of Additional Information section titled “Description of the Fund and Its Investments and Risks — Investment Company Securities” is consistent with these provisions of the Investment Company Act and Non-Fundamental Policy #3.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6301.  Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson